UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Silicon Storage Technology, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

827057100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON RILEY INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,4891
	8	SHARED VOTING POWER 409,8762
	9	SOLE DISPOSITIVE POWER 2,715,4891
	10	SHARED DISPOSITIVE POWER 409,8762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,4892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IA, OO

1 Because Riley Investment Management LLC has sole investment and voting power over 2,715,489 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.
2 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,4891
	8	SHARED VOTING POWER 409,8762
	9	SOLE DISPOSITIVE POWER 2,715,4891
	10	SHARED DISPOSITIVE POWER 409,8762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,4892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

1 Because Riley Investment Management LLC has sole voting and investment power over security holdings of certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 2,715,489 shares held in managed accounts by its investment advisory clients.
2 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 795,442
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 795,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 544,739
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 544,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,172,935
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,172,935
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,172,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,023,790
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,023,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,023,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,536,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,536,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,536,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,536,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,536,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,536,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,129,3041
	8	SHARED VOTING POWER 2,527,7891
	9	SOLE DISPOSITIVE POWER 4,129,3041
	10	SHARED DISPOSITIVE POWER 2,527,7891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,657,0931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA, IN, OO

1 See Item 5.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON THE SST FULL VALUE COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,644,264
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,644,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,644,2641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

1 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned other than Lloyd I. Miller, III (“Amendment No. 1”) and Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed on behalf of Lloyd I. Miller, III, dated November 19, 2008 (the “Miller Statement”).  Unless otherwise stated herein, the Miller Statement remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,125,365 Shares over which RIM has voting and dispositive power is approximately $7,436,096, including brokerage commissions.  Such Shares were acquired with working capital.

The aggregate purchase price of the 795,442 Shares owned by DCP is approximately $1,813,608, including brokerage commissions.

The aggregate purchase price of the 544,739 Shares owned by DOF is approximately $1,258,347, including brokerage commissions.

The aggregate purchase price of the 2,172,935 Shares owned by DAP is approximately $4,954,292, including brokerage commissions.

The aggregate purchase price of the 3,023,790 Shares owned by DAO is approximately $6,864,003, including brokerage commissions.

The Shares owned by DCP, DOF, DAP and DAO were acquired with the working capital of such entities.

Each of DCP, DOF, DAP and DAO effect purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Mr. Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts.  Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”).  Mr. Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement.  All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4.  The aggregate purchase price for the Shares held by Trust A-4 was $6,214,553.20.

Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996.  All of the Shares held by Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II.  The aggregate purchase price for the Shares held by Milfam II was $5,617,229.81.

CUSIP NO. 827057100

All of the Shares held by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller.  The purchase price for the Shares held by Mr. Miller on his own behalf was $3,911,205.73.

Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”).  One such account (the “Alex UGMA”) is for the benefit of Alexandra Mr. Miller.  All of the Shares Mr. Miller is deemed to beneficially own as the custodian to the Alex UGMA were purchased with money generated and held by the Alex UGMA.  The aggregate purchase price for the Shares purchased by the Alex UGMA was $16,166.80.

Mr. Miller is the grantor, trustee and/or co-trustee for certain generation skipping trusts (each a “GST”), including Catherine Miller GST, Kimberly Miller GST, Lloyd I. Miller GST, and Lloyd Crider GST (collectively, the “GSTs”).  All of the Shares Mr. Miller is deemed to beneficially own as the trustee for the GSTs were purchased with money generated and held by the GSTs.  The aggregate purchase price for the Shares purchased by the Catherine Miller GST was $367,281.29; the aggregate purchase price for the Shares purchased by Kimberly Miller GST was $133,000.00; the aggregate purchase price for the Shares purchased by Lloyd Crider GST was $451,454.78 and the aggregate purchase price for the Shares purchased by Lloyd I. Miller GST was $283,750.00.

Mr. Miller is the grantor and co-trustee with Kimberly Miller for a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (“KSMTR”).  The aggregate purchase price for the Shares purchased by KSMTR was $217,505.50.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 95,854,157 Shares outstanding as of October 31, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2009.

(a)           As of the close of business February 4, 2010, RIM beneficially owned 2,715,489 Shares held in certain managed accounts of its investment advisory clients, representing approximately 2.8% of the Shares outstanding.  Mr. Riley, as the manager and owner of all of the outstanding membership interests of RIM, may be deemed to beneficially own the 2,715,489 Shares beneficially owned by RIM, representing approximately 2.8% of the Shares outstanding.  RIM and Mr. Riley disclaim beneficial ownership of the Shares held in the managed accounts, except to the extent of their pecuniary interest therein.

As of the close of business February 4, 2010, DCP beneficially owned 795,442 Shares, DOF beneficially owned 544,739 Shares, DAP beneficially owned 2,172,935 Shares and DAO beneficially owned 3,023,790 Shares, representing approximately less than 1%, less than 1%, 2.3% and 3.2%, respectively, of the Shares outstanding.

As of the close of business February 4, 2010, DCM (as the investment manager of each of DCP, DOF, DAP and DAO) and John Fichthorn and Luke Fichthorn (as the managing members of DCM) are deemed to be the beneficial owners of the (i) 795,442 Shares owned by DCP, (ii) 544,739 Shares owned by DOF, (iii) 2,172,935 Shares owned by DAP and (iv) 3,023,790 Shares owned by DAO, representing approximately 6.8% of the Shares outstanding.

As of the close of business February 4, 2010, Mr. Miller may be deemed to beneficially own 6,657,093 Shares, representing approximately 6.9% of the Shares outstanding.  As of the date hereof, 2,265,224 of such beneficially owned Shares are owned of record by Trust A-4, 2,001,050 of such beneficially owned Shares are owned of record by Milfam II, 12,436 of such beneficially owned Shares are owned of record by Alex UGMA, 219,667 of such beneficially owned Shares are owned of record by Catherine Miller GST, 100,000 of such beneficially owned Shares are owned of record by Kimberly Miller GST, 175,000 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST, 262,565 of such beneficially owned Shares are owned of record by Lloyd Crider GST, 135,882 of such beneficially owned Shares are owned of record by KSMTR, and 1,485,269 of such beneficially owned Shares are owned of record by Mr. Miller directly.

CUSIP NO. 827057100

The Committee excludes for all purposes related to the Committee and its activities, the (i) 2,265,224 Shares held by Trust A-4 and reported by Mr. Miller herein and (ii) 409,876 Shares held by RIM’s investment advisory clients over which RIM has shared voting and dispositive power and reported by RIM and Mr. Riley herein.  With respect to the shares held by Trust A-4, Mr. Miller agrees to take commercially reasonable efforts, consistent with his duties and responsibilities as an investment advisor and otherwise consistent with applicable law, to recommend to the trustee that the trustee vote the shares held by Trust A-4 in accordance with the recommendations of the Committee.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D and Amendment No. 2 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b)           Each of RIM and Mr. Riley shares voting and dispositive power over the Shares held by RIM’s investment advisory clients by virtue of his or its authority to vote and dispose of such Shares.

Each of DCM, John Fichthorn and Luke Fichthorn shares voting and dispositive power with respect to the Shares owned by DCP, DOF, DAP and DAO by virtue of his or its authority to vote and dispose of such Shares.

Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Lloyd Crider GST.  Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II, Alex UGMA, Catherine Miller GST, Kimberly Miller GST, Lloyd I. Miller GST, KSMTR and Mr. Miller directly.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer since the filing of the Schedule 13D and Amendment No. 2 by the Reporting Persons and certain of their affiliates.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 827057100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 5, 2010

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

/s/ Bryant R. Riley
BRYANT R. RILEY

DIALECTIC CAPITAL PARTNERS LP

By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

CUSIP NO. 827057100

DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

/s/ John Fichthorn
JOHN FICHTHORN

/s/ Luke Fichthorn
LUKE FICHTHORN

/s/ Lloyd I. Miller, III
LLOYD I. MILLER, III

CUSIP NO. 827057100

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D and Amendment No. 2

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

RILEY INVESTMENT MANAGEMENT, LLC
(Through a Managed Account)
None

BRYANT R. RILEY
(Including Children)
None

DIALECTIC CAPITAL PARTNERS, LP

Common Stock	12,440	2.5500	01/06/2010
Common Stock	12,440	2.6000	01/07/2010
Common Stock	4,015	2.5800	01/07/2010
Common Stock	547	2.5900	01/07/2010
Common Stock	7,402	2.7100	01/11/2010
Common Stock	12,440	2.7300	01/13/2010
Common Stock	59,600	2.8300	02/03/2010
Common Stock	23,840	2.8351	02/03/2010

DIALECTIC OFFSHORE, LTD.

Common Stock	7,690	2.5500	01/06/2010
Common Stock	2,482	2.5800	01/07/2010
Common Stock	7,690	2.6000	01/07/2010
Common Stock	338	2.5900	01/07/2010
Common Stock	4,576	2.7100	01/11/2010
Common Stock	7,690	2.7300	01/13/2010
Common Stock	40,250	2.8300	02/03/2010
Common Stock	16,100	2.8351	02/03/2010

CUSIP NO. 827057100

DIALECTIC ANTITHESIS PARTNERS, LP

Common Stock	34,390	2.5500	01/06/2010
Common Stock	11,098	2.5800	01/07/2010
Common Stock	1,513	2.5900	01/07/2010
Common Stock	34,390	2.6000	01/07/2010
Common Stock	20,462	2.7100	01/11/2010
Common Stock	34,390	2.7300	01/13/2010
Common Stock	173,500	2.8300	02/03/2010
Common Stock	69,400	2.8351	02/03/2010

DIALECTIC ANTITHESIS OFFSHORE, LTD.

Common Stock	45,480	2.5500	01/06/2010
Common Stock	14,675	2.5800	01/07/2010
Common Stock	2,002	2.5900	01/07/2010
Common Stock	45,480	2.6000	01/07/2010
Common Stock	27,060	2.7100	01/11/2010
Common Stock	45,480	2.7300	01/13/2010
Common Stock	226,650	2.8300	02/03/2010
Common Stock	90,660	2.8351	02/03/2010

DIALECTIC CAPITAL MANAGEMENT, LLC
None

JOHN FICHTHORN
None

LUKE FICHTHORN
None

LLOYD I. MILLER, III
None